Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	January 9th , 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE

Chief Financial Officer

Tel +39 0437 7777

Fax +39 0437 770727

e-mail: investor@derigo.com

NYSE: DER

Zegna-De Rigo Partnership

in the eyewear business

Milan, January 9th, 2005 Ennio De Rigo, Chairman and CEO of De Rigo, and Ermenegildo Zegna, CEO of the Zegna Group, signed an agreement granting a world-wide license to De Rigo for the development, production and distribution of an Ermenegildo Zegna men's eyewear and sunglasses line

The new Ermenegildo Zegna eyewear line, which will feature exclusive design enhanced by original combinations of traditional and innovative materials, will be presented and sold starting in the fall of 2005.

"We believe that the agreement with the Ermenegildo Zegna Group, one of the world's most famous and appreciated luxury menswear brands, significantly enriches our designer portfolio and strengthens our presence in a particularly interesting market segment with high added value." said Ennio De Rigo. "I am also convinced that this partnership will help promote Italian design excellence around the world."

"We chose De Rigo as our partner due to its uniqueness and expertise in the eyewear sector," declared Ermenegildo Zegna. "This new diversification project has a twofold goal: to significantly contribute to the economic growth of the Group by further expanding our accessories business, and to complete the Zegna lifestyle concept through a coherent brand extension strategy, combining the excellence and tradition of its products with the current trends and sophisticated and cosmopolitan tastes of Zegna customers."

De Rigo, which has been listed with the New York Stock Exchange since 1995, is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Givenchy, Celine and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Etro, Fila, Furla, La Perla, Mini and its own brands Police, Sting and Lozza.

The Ermenegildo Zegna Group is present in 64 countries in the world with 437 boutiques (of these, it owns and directly runs 166). In 2003, the Group had a turnover of 601 million euro, with exports accounting for 86% of the total. More than 5,000 people around the globe work for the Group.

For more information:

De Rigo Group Press Office: Savina Martinero Tel: +39 0437 7777

LookStudio: Elisabetta Colombo Tel: +39 02 89421870

Ermenegildo Zegna Group Press Office: Magda De Santis Tel: +39 02 581751

Metafora: Sergio Vicario Tel. +39 02 710 40091/+39 348 9895170

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer

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